Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

June 28, 2019

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Buffalo Funds (The “Trust”)
Securities Act Registration No: 333-56018
Investment Company Act Registration No: 811-10303

Dear Mr. Sutcliffe:

This correspondence is being filed in response to your oral comments provided to Adam Smith of U.S. Bank Global Fund Services on June 26, 2019 and June 28, 2019 regarding Post-Effective Amendment (“PEA”) No. 56 to the Trust’s registration statement on Form N‑1A. PEA No. 56 was filed on May 1, 2019 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering Institutional Class shares as a new share class of each of the series included in PEA No. 56 (each, a “Fund,” and collectively, the “Funds”). The Trust anticipates filing PEA No. 57 under Rule 485(b) with an effective date no earlier than the effective date of PEA No. 56 to incorporate the revisions discussed herein in response to your comments, to update information related to the Funds’ financial statements for the fiscal year ended March 31, 2019 and to file exhibits to the registration statement.

PROSPECTUS

1.
Staff Comment: The Staff reiterates its position that the descriptions for each of the secondary benchmark indexes included immediately adjacent to the performance table is not sufficient to meet the requirements of Instruction 2(b) to Item 4 of Form N-1A. The Staff notes the parenthetical example of a description is not all-inclusive, and an index description should also discuss how and why the index is relevant. Accordingly, the Staff suggest moving the information about each respective secondary benchmark index from the back of the Prospectus to the narrative discussion immediately preceding the performance table for each applicable Fund.

Response: The Trust responds by making the suggested revisions.

2.
Staff Comment: The Staff notes the courtesy redline drafts provided do not reflect the propose revision to the last sentence of the paragraph “Minimum Account Size” in the section “How to Purchase Shares,”. Please revise this sentence to state the amount of the fee that will be charged on accounts that fall below the minimum account size.

Response: The Trust notes that the Funds have not charged fees to their shareholders for falling below the minimum account size and responds by making the requested revisions as follows (changes shown in strikethrough):

“If you do not bring the account up to the minimum amount within 60 days after the Funds contact you, the Funds may close the account and send your money to you ~~or begin charging you a fee for falling below the minimum account size~~.”

SAI

3.
Staff Comment: In response to the Staff’s request to include all Funds that have a policy related to the name rule in the paragraph “Changes to investment objectives, strategies or policies” under the heading “Information About the Buffalo Funds’ Investments” in the SAI, the Trust responded that it will include the Buffalo International Fund in the disclosure. However, the Staff notes the proposed revision was not included in the courtesy redline copy provided, and that the Buffalo International Fund does not have an 80% policy related to the Fund’s name. Please consider revising the Trust’s response to the Staff’s initial comment or the applicable disclosure as necessary.

Response: The Trust responds by supplementally confirming that the Buffalo International Fund should not be included in the disclosure under the paragraph “Changes to investment objectives, strategies or policies” under the heading “Information About the Buffalo Funds’ Investments” in the SAI, and that the proposed inclusion of the Fund in the Trust’s initial response was suggested in error. Accordingly, the Trust supplementally states that no additional revisions are required in association with this comment.

4.
Staff Comment: The Staff notes the table showing Trustee compensation includes column disclosing out-of-pocket expenses paid directly by the Funds. As this column is not prescribed in the table required by Item 17(c)(1) of Form N-1A, please consider removing this column from the table and instead disclose the information as a footnote to the table.

Response: The Trust responds by making the requested revisions by removing the out-of-pocket expenses paid column and adding the following disclosure as a footnote to the table:

“(2)	For the fiscal year ended March 31, 2019, the reimbursement of out-of-pocket expenses paid by the Buffalo Funds were $896 for Mr. Gradinger and $1,934 for Mr. Kennedy.”

* * * * * *

If you have any additional questions or require further information, please contact Adam Smith at U.S. Bank Global Fund Services at (414) 765-6115.

Sincerely,

Clay E. Brethour
President and Treasurer

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